As filed with the U.S. Securities and Exchange Commission on July 19, 2010
Registration No. 333-166979

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Boralex Inc.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4911 (Primary Standard Industrial Classification Code Number)	98-0480684 (I.R.S. Employer Identification No.)
772 Sherbrooke Street West, Suite 200
Montréal, Québec
Canada H3A 1G1
(514) 284-9890
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001
(800) 767-1553
(Name, address and telephone number of agent for service in the United States)
Copies to:

Sandy K. Feldman, Esq. K&L Gates LLP 599 Lexington Avenue New York, NY 10022 (212) 536-4089	Charles R. Spector, Esq. Fraser Milner Casgrain LLP 1 Place Ville-Marie, 39th Floor Montréal, Québec Canada H3B 4M7 (514) 878-8847
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Québec, Canada
(Principal jurisdiction regulating this offering)
     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note
The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on May 20, 2010 (the “Registration Statement”), as amended on June 29, 2010, to include the Notice of Extension and Variation, dated July 17, 2010, and the revised Letter of Acceptance and Transmittal, which supplement the Offer and Circular, dated May 18, 2010, including the Letter of Acceptance and Transmittal, which were previously filed with the Registration Statement.
The Registrant previously paid, with its filing of the Registration Statement, a registration fee of US$3,465.14 in relation to its registration of Cdn$54,360,000 principal amount of its 6.25% Convertible Unsecured Subordinated Debentures and 3,197,645 of its common shares issuable upon conversion thereof, which represent the maximum number of Convertible Unsecured Subordinated Debentures of the Registrant estimated to be issuable to U.S. holders upon consummation of the offer to purchase all of the issued and outstanding trust units of Boralex Power Income Fund.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular, dated May 18, 2010*

Document 2: Letter of Acceptance and Transmittal*

Document 3: Notice of Extension, dated June 28, 2010**

Document 4: Notice of Extension and Variation, dated July 17, 2010

Document 5: Revised Letter of Acceptance and Transmittal
Item 2.	Informational Legends

See page iv of the outside cover page of the Offer to Purchase and Circular, dated May 18, 2010.*

See page 3 of the Notice of Extension, dated June 28, 2010.**

See page 3 of the Notice of Extension and Variation, dated July 17, 2010.
Item 3.	Incorporation of Certain Information by Reference

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010.*

Copies of the documents incorporated by reference into the Offer to Purchase and Circular may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1, telephone: 514 284 9890 or may be obtained electronically through the SEDAR website at www.sedar.com.
Item 4.	List of Documents Filed with the Commission

See “Registration Statement Filed with the SEC” in the Offer to Purchase and Circular, dated May 18, 2010.*

*	Previously filed with the Registrant’s Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.

**	Previously filed with the Registrant’s Amendment No. 1 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on June 29, 2010.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, accountant, lawyer or other professional advisor. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this offer or upon the adequacy of the information contained in the document. Any representation to the contrary is unlawful.
This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer as solicitation is unlawful. This offer is not being made or directed to, nor will deposits of Units be accepted from or on behalf of Unitholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, the offeror may, in its sole discretion, take such action as it may deem necessary to extend the offer to unitholders in any such jurisdiction.
July 17, 2010
NOTICE OF EXTENSION AND VARIATION
by
7503679 CANADA INC.
a wholly-owned subsidiary of
BORALEX INC.
OFFER TO PURCHASE
all of the issued and outstanding Units of
BORALEX POWER INCOME FUND
on the basis of
0.05 of a $100 principal amount of 6.75% convertible unsecured subordinated debentures
(the “Convertible Debentures”) of Boralex Inc. for each Unit of
Boralex Power Income Fund

THE OFFER HAS BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL 7:00 P.M.
(MONTRÉAL TIME) ON JULY 30, 2010.

7503679 Canada Inc. (the “Offeror”), a wholly owned subsidiary of Boralex Inc. (“Boralex”), hereby gives notice that it has amended its offer dated May 18, 2010, as amended by notice of extension dated June 28, 2010

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(as amended, the “Offer”), to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units (the “Units”) of Boralex Power Income Fund (the “Fund”), including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units, except for all of the outstanding Class B limited partnership units of Boralex Power Limited Partnership together with the special voting units of the Fund associated therewith (collectively, the “Class B LP Units”), in order to (a) extend the expiry time of the Offer to 7:00 p.m. (Montréal time) on July 30, 2010 (the “Expiry Time”) and (b) vary the terms and conditions of the Offer.
This notice of extension and variation (the “Notice”) should be read in conjunction with the Offer and accompanying circular (the “Circular”) dated May 18, 2010, the notice of extension dated June 28, 2010 and the related Letter of Acceptance and Transmittal. Unless the context requires otherwise or unless otherwise defined herein, capitalized terms that are used but are not defined in this Notice have the same meaning as in the Offer and Circular, as amended by this Notice. Unless the context otherwise requires, the term “Offer” means the Offer and Circular, as amended by the notice of extension dated June 28, 2010 and this Notice.
Unitholders who have validly deposited and not withdrawn their Units need take no further action to accept the Offer.
Unitholders who have NOT deposited their Units and who wish to accept the Offer may accept the Offer by following the procedures for a book-entry transfer established by CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co. (“CDS”), provided that a book-entry confirmation through CDS’s online tendering system is received by Computershare Investor Services Inc. (the “Depositary”) at its offices in Montréal, Québec prior to the Expiry Time. As such, in order to tender their Units to the Offer, Unitholders must complete the documentation and follow the instructions provided by their investment dealer, broker or other nominee. Unitholders should contact their investment dealer, broker or other nominee for assistance.
The Depositary has established an account at CDS for purposes of the Offer. Any financial institution that is a participant may make book-entry delivery of the Units through CDS’s online tendering system by causing CDS to transfer such Units into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Units to the Depositary by means of a book-entry transfer through CDS’s online tendering system will constitute a valid tender under the Offer.
Unitholders whose Units are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Units.
All Unitholders whose Units are deposited by CDS through their investment dealer, broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against that Unitholder.
Questions and requests for assistance may be directed to the information agent for the Offer, Georgeson Shareholder Communications Canada Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document.
Additional copies of this document, the Offer, Circular and the Letter of Acceptance and Transmittal may be obtained without charge on request from the Depositary and are accessible at www.sedar.com. The foregoing website address is provided for informational purposes only and no information contained on, or accessible from, the foregoing website is incorporated by reference herein.
No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror.

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INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Convertible Debentures to be issued in connection with the Offer will be issued by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “MJDS”), to prepare the Offer in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference therein have been prepared in accordance with Canadian Generally Accepted Accounting Principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
The Offer is being made for the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act. The Offer is being conducted in accordance with United States securities laws applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit Boralex, a Canadian foreign private issuer, to prepare the Offer in accordance with the disclosure requirements of Canadian provincial and federal law. Accordingly, the Offer will be deemed to satisfy the requirements imposed by Sections 14(d)(1) through 14(d)(7) of the U.S. Exchange Act, Regulation 14D and Schedules TO and 14D-9 thereunder and Rule 14e-1 of Regulation 14E under the U.S. Exchange Act, and will be subject to Section 14(e) of the U.S. Exchange Act and Rule 14e-3 thereunder.
Unitholders should be aware that the disposition of Units and acquisition of the Convertible Debentures may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein or in the Offer and such Unitholders are encouraged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 23 of the Circular.
The enforcement by Unitholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror, Boralex and the Fund are incorporated or organized under the laws of Canada, that some or all of their officers and directors and experts may be residents of Canada, and that all or a substantial portion of the assets of the Offeror, Boralex, the Fund and said persons may be located outside the United States. Unitholders may not be able to sue the Offeror, Boralex, the Fund or their officers or directors in a foreign court for violations of U.S. federal securities laws. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a U.S. court’s jurisdiction.
Boralex has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 and other documents and information, and has mailed the Offer to Unitholders. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. Unitholders are urged to read the Registration Statement and Offer and any other relevant documents filed with the U.S. Securities and Exchange Commission, because they contain important information. Unitholders will be able to obtain the documents free of charge at the U.S. Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the U.S. Securities and Exchange Commission by Boralex will be available free of charge from Boralex. You should direct requests for documents to the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or Telephone at 514-284-9890. To obtain timely delivery, such documents should be requested not later than July 23, 2010, being five Business Days before the Expiry Time.
THE CONVERTIBLE DEBENTURES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY

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OR ADEQUACY OF THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Unitholders should be aware that, during the period of the Offer, Boralex or its affiliates, directly or indirectly, may bid for or make purchases of the Units, as permitted by applicable laws or regulations of Canada or its provinces or territories.
REPORTING CURRENCIES
Unless otherwise indicated, all dollar references herein and in the Offer are Canadian dollars. Boralex’s financial statements included herein and incorporated by reference are reported in Canadian dollars.
FORWARD-LOOKING INFORMATION
Certain statements contained herein and in the Offer and Circular under “Background to the Offer”, “Effect of the Offer on the Market for the Units and Stock Exchange Listing”, “Benefit of and Reasons to Accept the Offer”, “Purpose of the Offer”, “Plans for the Fund” and “Acquisition of Units Not Deposited Under the Offer”, in addition to certain statements contained elsewhere in the Offer and Circular concerning the Offeror’s or Boralex’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of the Fund, the subsidiaries of the Fund, the Offeror and Boralex constitute “forward-looking information” within the meaning of applicable Canadian Securities Laws. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. This forward-looking information is subject to important assumptions, including the following specific assumptions: the ability of the Fund, the Offeror or Boralex to meet their respective revenue targets; the ability to achieve cost synergies; the completion of the Offer in accordance with its terms; general industry and economic conditions; changes in the Fund’s, the Offeror’s and Boralex’s relationships with their customers and suppliers; pricing pressures and other competitive factors; and changes in regulatory requirements affecting the businesses of the Fund, the Offeror and Boralex. The Offeror has also made certain macroeconomic and general industry assumptions in the preparation of such forward-looking information. While the Offeror considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect.
Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Such factors include, but are not limited to: failure to satisfy the conditions of the Offer; risks related to any inefficiencies with the structure of the Fund or Boralex or the Offeror, their respective tax treatments and any costs associated with reorganizing the Fund following closing; Boralex may not have sufficient funds to repay the Convertible Debentures in cash at maturity; general economic and business conditions; financing risk; risks inherent in the business of operating the Fund or Boralex, including the inability to attract and retain qualified employees; competition; disruptions in business operations; interest rate and foreign currency fluctuations; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; and liability and other claims asserted against the Offeror, Boralex or the Fund. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking information.
All of the forward-looking information made herein and in the Offer and Circular is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Offeror. Forward-looking information is given only as at the date hereof and the Offeror disclaims any obligation to update or revise the forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

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NOTICE OF EXTENSION AND VARIATION OF OFFER
July 17, 2010
TO: THE HOLDERS OF UNITS OF THE FUND
By notice given to the Depositary and as set forth in this Notice, the Offeror has amended the Offer to purchase all of the issued and outstanding Units, including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units, except for all of the outstanding Class B LP Units, in order to (a) extend the expiry time of the Offer to 7:00 p.m. (Montréal time) on July 30, 2010 and (b) vary the terms and conditions of the Offer.
Except as otherwise set forth in this Notice, the terms and conditions set forth in the Offer, Circular and Letter of Acceptance and Transmittal continue to be applicable in all respects. This Notice should be read in conjunction with the Offer, Circular and Letter of Acceptance and Transmittal. Unless the context requires otherwise or unless otherwise defined herein, capitalized terms that are used but are not defined in this Notice have the same meaning as in the Offer and Circular, as amended by this Notice. Unless the context otherwise requires, the term “Offer” means the Offer and Circular, as amended by the notice of extension dated June 28, 2010 and this Notice.
1. VARIATION OF THE OFFER
By notice given to the Depositary and as set out herein, the Offeror has varied the terms of the Offer by amending the terms and conditions of the convertible unsecured subordinated debentures (“Convertible Debentures”) such that (a) the Convertible Debentures will bear interest from the date of issue at 6.75% per annum; and (b) the Conversion Price will be $12.50 per Boralex Share, being a conversion rate of 8.0 Boralex Shares for each $100 principal amount of Debentures.
Accordingly, the face page of the Offer is amended by changing the reference of “6.25%” to “6.75%”.
The first sentence of the fourth full paragraph on page ‘ii’ is entirely deleted and replaced with the following:
“The Convertible Debentures will bear interest at an annual rate of 6.75% payable semi-annually on June 30 and December 31 in each year commencing December 31, 2010, and will mature on June 30, 2017.”
The first sentence of the fifth full paragraph on page ‘ii’ is entirely deleted and replaced with the following:
“Each Convertible Debenture will be convertible into Boralex Shares at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by Boralex for redemption of the Convertible Debentures, at a conversion price of $12.50 per Boralex Share, being a ratio of 8.00 Boralex Shares per $100 principal amount of Convertible Debentures, subject to adjustment in certain events (including the payment of dividends by Boralex).”
The first sentence of the first paragraph under “Terms of the Convertible Debentures” in the Summary to the Offer is entirely deleted and replaced with the following:
“The Convertible Debentures will bear interest at an annual rate of 6.75% payable semi-annually on June 30 and December 31 in each year commencing December 31, 2010 and will mature on June 30, 2017.”
The first sentence of the second paragraph under “Terms of the Convertible Debentures” in the Summary to the Offer is entirely deleted and replaced with the following:
“Each Convertible Debenture will be convertible into Boralex Shares at the option of the holder at any time prior to the close of business on the earlier of (i) the maturity date and (ii) the business day immediately preceding the date specified by Boralex for redemption of the Convertible Debentures, at a conversion price

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of $12.50 per Boralex Share, being a ratio of 8.0 Boralex Shares per $100 principal amount of Convertible Debentures, subject to adjustment in certain events (including the payment of dividends by Boralex).”
The paragraph under “Terms of the Convertible Debentures” in Section 4 of the Circular, “Benefit of and Reasons to Accept the Offer”, is entirely deleted and replaced with the following:
“The consideration offered in the form of Convertible Debentures provides Unitholders with (a) an attractive 6.75% coupon, (b) additional stability compared to trust units or common shares as the Convertible Debentures will be senior in rank to Boralex Shares and are issued at a fixed principal amount, (c) significant exposure to upside in the Boralex Shares through the conversion feature due to the reduced conversion price and given that Boralex currently pays no dividends; and (d) liquidity as the Convertible Debentures will be listed for trading on the TSX.”
The third paragraph under “Convertible Debentures — General” in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”, is entirely deleted and replaced with the following:
“The Convertible Debentures will bear interest from the date of issue at 6.75% per annum, which will be payable semi-annually in arrears of June 30 and December 31 in each year, commencing on December 31, 2010. The first interest payment will include interest accrued from the Expiry Date to, but excluding, December 31, 2010.”
The first sentence of the first paragraph under “Convertible Debentures — Conversion Privilege” in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”, is entirely deleted and replaced with the following:
“The Convertible Debentures will be convertible at the holder’s option into fully paid and non-assessable Boralex Shares at any time prior to the close of business on the earlier of (i) the day the Convertible Debentures mature and (ii) the business day immediately preceding the date specified by Boralex for redemption of the Convertible Debentures, at a Conversion Price of $12.50 per Boralex Share, being a conversion rate of 8.0 Boralex Shares for each $100 principal amount of Convertible Debentures.”
The Offer is further amended by entirely deleting the definition of “Convertible Debentures” in the Definitions of the Offer and replacing it with the following:
““Convertible Debentures” means the 6.75% convertible unsecured subordinated debentures of Boralex.”
2. EXTENSION OF THE OFFER
By notice given to the Depositary and as set out herein, the Offeror has extended the expiry time of the Offer to 7:00 p.m. (Montréal time) on July 30, 2010. Accordingly, the definition of “Expiry Date” in the Definitions of the Offer is entirely deleted and replaced by the following definitions:
““Expiry Date” means July 30, 2010, or such later time or times or date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.”
3. UPDATED VALUATION AND FAIRNESS OPINION
A copy of the full text of the valuation and fairness opinion dated July 14, 2010 is attached as Schedule “A”, which forms a part of this Notice.
4. BACKGROUND TO THE IMPROVED OFFER
On June 16, 2010, O’Leary Global Infrastructure Yield Fund and O’Leary Founder’s Series Income & Growth Fund announced that they and their joint actors had acquired 1,102,099 Units since the commencement of the Offer and

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therefore held an aggregate of 3,671,299 Units, representing approximately 8.10% of the issued and outstanding Units.
On June 28, 2010, Boralex announced that it has been advised by the Depositary that, as of 5:00 p.m. (Montréal time), Units tendered to the Offer, together with the Class B LP Units held by Boralex, represented 41.28% of the issued and outstanding Units calculated on a fully-diluted basis and therefore less than the minimum tender condition under the Offer and that it had therefore extended the Offer to 7:00 p.m. (Montréal time) on July 12, 2010.
On July 7, 2010, a meeting was held between Boralex, members of the Special Committee and CIBC World Markets Inc. (“CIBC”), the financial advisors of the Special Committee, to discuss feedback received from institutional Unitholders and Boralex’s intentions in the event that the Offer was not successful on July 12, 2010. Boralex informed representatives of the Special Committee and CIBC that discussions were ongoing and that no decision had been made with respect to the extension and variation of the Offer.
On July 12, 2010, the Boralex board of directors determined that Boralex, through the Offeror would be prepared to vary the Offer to increase the interest rate on and decrease the Conversion Price for the Convertible Debentures.
On July 12, 2010, after the close of markets, Boralex and its advisors, Fraser Milner Casgrain LLP, informed members of the Special Committee, representatives of CIBC and Fasken Martineau DuMoulin LLP (the legal advisors to the Special Committee) that, in addition to an extension of the Offer, there would be a variation of the Offer to increase the annual interest rate on the Convertible Debentures and decrease the conversion price on the Convertible Debentures. Boralex then formally extended and varied the Offer by sending a written notice to that effect to the Depositary and announced it publicly through a press release dated July 12, 2010.
5. TIME FOR ACCEPTANCE
The Offer is open for acceptance until 7:00 p.m. (Montréal time) on July 30, 2010 unless further extended or withdrawn. See Section 2 of the Offer, “Time for Acceptance”.
6. MANNER OF ACCEPTANCE
Units may be tendered to the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”, as amended as follows.
Subparagraph (b) of the fourth paragraph under “General” in Section 3 of the Offer, “Manner of Acceptance”, is entirely deleted and replaced with the following:
“(b) to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property); to revoke any such instruments of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror; to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments or proxy any Person or Persons as the proxy of CDS, on behalf of the Depositing Unitholders in respect of the Purchased Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the Special Resolutions; and, for greater certainty, in connection with amending the Trust Agreement or any other agreement to facilitate any Pre-Acquisition Reorganization (as defined and contemplated in the Support Agreement);”

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7. TAKE UP OF AND PAYMENT FOR DEPOSITED UNITS
If all the terms and conditions referred to in the Offer have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all Units validly deposited under the Offer and not properly withdrawn, as soon as possible, but in any event not later than three business days after the Expiry Time. Any Units deposited pursuant to the Offer after the first date on which Units have been taken up and paid for by the Offeror will be taken up and paid for within ten days of such deposit.
Unitholders are referred to Section 6 of the Offer, “Take Up of and Payment for Deposited Units”, for details as to the take up and payment for Units under the Offer.
8. RIGHT TO WITHDRAW DEPOSITED UNITS
Except as otherwise stated herein or in Section 7 of the Offer or otherwise required by applicable Law, all deposits of Units pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Units deposited under the Offer may be withdrawn at the place of deposit by or on behalf of the Depositing Unitholder:
     (a) at any time before the Units have been taken up by the Offeror;
     (b) if the Units have not been paid for by the Offeror within three business days after having been taken up; or
     (c) at any time prior to the expiration of ten days from the date upon which either:
(i) a notice of change relating to a change which has occurred in the information contained in the Offer or Circular, as amended, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw Units deposited under the Offer; or
(ii) a  notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Units where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer);
is delivered to CDS as the registered holder of all Units, and is mailed, delivered or otherwise properly communicated to Unitholders (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Units have not been taken up by the Offeror at the date of the notice of change or notice of variation, as the case may be.
Any Units withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be re-deposited subsequently at or prior to the Expiry Time by following the procedures described under “Manner of Acceptance” in Section 3 of the Offer.
Unitholders are referred to Section 7 of the Offer, “Withdrawal of Deposited Units”, for a description of the procedures for exercising the right to withdraw Units deposited under the Offer.
9. STATEMENT OF RIGHTS
Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

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10. VARIATIONS TO THE OFFER
The Offer and Letter of Acceptance and Transmittal shall be read with this Notice in order to give effect to the variation in the terms and conditions of the Offer set forth in this Notice.
11. APPROVAL OF NOTICE
The contents of this Notice have been approved and the sending, communication and delivery thereof to the Unitholders has been authorized by the board of directors of the Offeror and Boralex.

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CONSENT OF BMO NESBITT BURNS INC.
To: The Board of Directors of 7503679 Canada Inc.
We refer to the valuation and fairness opinion dated July 14, 2010, which we prepared for the Special Committee of the Board of Trustees in connection with the Offer made by 7503679 Canada Inc. to holder of Units of Boralex Power Income Fund. We consent to the filing of the valuation and fairness opinion with securities regulatory authorities and their inclusion in this Notice. In providing such consent, we do not intend that any person other than the Board of Trustees and the Special Committee of the Board of Trustees rely on such valuation and fairness opinion.

Montréal, Québec July 17, 2010
(signed) BMO Nesbitt Burns Inc.

11
APPROVAL AND CERTIFICATE OF THE OFFEROR
The contents of the Offer and Circular and the present Notice have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: July 17, 2010

Per: (signed) Patrick Lemaire	Per: (signed) Jean-François Thibodeau
President	Vice President

On Behalf of the Board of Directors of 7503679 Canada Inc.

Per: (signed) Patrick Lemaire	Per: (signed) Jean-François Thibodeau
Director	Director

12
APPROVAL AND CERTIFICATE OF BORALEX INC.
The contents of the Offer and Circular and the present Notice have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of Boralex Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: July 17, 2010

Per: (signed) Patrick Lemaire	Per: (signed) Jean-François Thibodeau
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors of Boralex Inc.

Per: (signed) Gilles Shooner	Per: (signed) Germain Benoit
Director	Director

13
SCHEDULE “A”
VALUATION AND FAIRNESS OPINION OF BMO NESBITT BURNS INC.
DATED JULY 14, 2010
See attached.

BMO Nesbitt Burns Inc. Investment & Corporate Banking 1501 McGill College, 32nd Floor Montreal, QC H3A 3M8

Tel: (514) 286-7200
July 14, 2010
The Special Committee of Boralex Power Income Fund
772 Sherbrooke St. West
Suite 200
Montreal, Quebec
H3A 1G1
To the Special Committee:
BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Boralex Inc. (“Boralex”) and Boralex Power Income Fund (the “Fund”) announced on May 3, 2010 that they had entered into an agreement pursuant to which Boralex would make a take-over bid (the “Offer”) to purchase all of the issued and outstanding units (the “Units”) of the Fund not already owned or controlled by Boralex or its affiliates and associates (the “Transaction”). BMO Capital Markets also understands that under the terms of the Transaction, each unitholder other than Boralex or its affiliates (the “Unitholders”) will be entitled to receive unsecured convertible debentures of Boralex (the “Debentures”). At May 3, 2010 the key terms of the Debentures included an interest rate of 6.25% and an option to holders of the Debentures to convert their holdings of the Debentures into common shares of Boralex at a conversion price of $17.00 per share. As described below, the terms of the Debentures were subsequently revised by Boralex on July 12, 2010. Boralex currently owns 100% of the outstanding Boralex Power Limited Partnership Class B partnership units (the “Class B BPLP Units”), of which Boralex Power Trust, a fully-owned subsidiary of the Fund, is the general partner. The Class B BPLP Units are economically equivalent to and exchangeable for Units of the Fund, and represent an approximate 23% fully diluted interest in the Fund.
Additional details of the Transaction are provided in the take-over bid circular and offer prepared by Boralex (the “Circular”) and a circular prepared on behalf of the Fund (the “Trustee Circular” and together with the Circular the “Circulars”) dated May 18, 2010, that was mailed to the Unitholders of the Fund and subsequently updated in July 2010. BMO Capital Markets understands that a committee of members of the board of trustees of Boralex Power Trust (the “Board” or the “Trustees”) who are independent of Boralex and its affiliates (the “Special Committee”) has been constituted to supervise the preparation of a formal valuation and to report to the Board. BMO Capital Markets was retained to prepare and deliver to the Special Committee a formal valuation of the Units of the Fund (the “Fund Valuation”) and of the Proposed Consideration (the “Debentures’ Valuation”) and collectively the “Formal Valuation” as of May 3, 2010 in accordance with the requirements of Multilateral Instrument 61-101 (the “Rules”) and to prepare and deliver to the Special Committee an opinion as of May 3, 2010 (the “Opinion”) as to whether the Proposed Consideration to be received in the Transaction is fair, from a financial point of view, to the Unitholders of the Fund other than Boralex or any of its affiliates or associates.

Boralex revised the terms of the Debentures (the “Revised Consideration”) in a revised Offer (the “Revised Proposal”) announced on July 12, 2010. The changes to the key terms of the Debentures reflected in the Revised Consideration include an increase in the interest rate from 6.25% to 6.75% and a decrease in the exercise price to convert the Debentures into shares of Boralex from $17.00 to $12.50 per share. BMO Capital Markets was requested to prepare and deliver to the Special Committee an updated Fund Valuation (the “Updated Fund Valuation”) and a valuation of the Revised Consideration (the “Updated Debentures’ Valuation” and collectively with the Updated Fund Valuation, the “Updated Formal Valuation”) as of July 14, 2010 in accordance with the Rules and to prepare and deliver to the Special Committee an updated opinion (the “Updated Opinion”) as to whether the Revised Consideration to be received in the Transaction is fair, from a financial point of view, to the Unitholders of the Fund other than Boralex or any of its affiliates or associates.
The Formal Valuation and the Updated Formal Valuation were both prepared in accordance with the disclosure standards for formal valuations of the Investment Industry Regulatory Organization of Canada, (“IIROC”), but the IIROC has not been involved in the preparation or review of the Formal Valuation nor the Updated Formal Valuation.
ENGAGEMENT OF BMO CAPITAL MARKETS
On May 3, 2010, Boralex publicly announced its intention to make an offer to purchase in consideration of the Debentures, any or all of the outstanding units of the Fund not already owned by Boralex. The Special Committee first contacted BMO Capital Markets on February 5, 2010 regarding a possible engagement of BMO Capital Markets in connection with the Transaction. BMO Capital Markets was formally engaged by the Special Committee to prepare the Formal Valuation pursuant to a letter agreement dated March 5, 2010 (the “Engagement Agreement”). On July 12, 2010 Boralex announced that it had revised the terms of the Debentures. On July 13, 2010 the Special Committee requested that BMO Capital Markets prepare the Updated Formal Valuation based on the Revised Consideration and prepare and deliver to the Special Committee an Updated Opinion.
The terms of the Engagement Agreement provide that BMO Capital Markets shall be paid an engagement fee of $300,000 in cash, payable upon substantial completion of the work related to the Formal Valuation and an additional fee of $200,000 in cash, upon delivery of the written Formal Valuation and Opinion. Pursuant to the Engagement Agreement, BMO Capital Markets will be paid a further fee of $100,000 for the Updated Formal Valuation and the Updated Opinion, payable in cash on the date that we advise the Special Committee that we are prepared to deliver them. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses, including reasonable fees paid to its legal counsel in respect of advice rendered to BMO Capital Markets in carrying out its obligations under the Engagement Agreement, and is to be indemnified by the Fund in certain circumstances. No part of BMO Capital Markets’ fee is contingent upon the conclusion reached in its Formal Valuation, the outcome of the Transaction or any other transaction.

CREDENTIALS OF BMO CAPITAL MARKETS
BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors, including the power generation industry, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the proposed Transaction.
The Updated Formal Valuation represents the opinion of BMO Capital Markets as of July 14, 2010 and its form and contents have been approved by a group of BMO Capital Markets’ directors and officers, each of whom is experienced in mergers and acquisitions, divestitures, valuations and fairness opinions.
INDEPENDENCE OF BMO CAPITAL MARKETS
BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of the Fund, Boralex or their respective associates or affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, Boralex or their respective associates or affiliates or the Transaction.
In addition, in the ordinary course of its business, BMO Capital Markets or its controlling shareholder, Bank of Montreal (the “Bank”) or any of their affiliated entities may have extended or may extend loans, or may have provided or may provide other financial services, to the Fund, Boralex or their respective associates or affiliates. Except as expressed herein, there are no understandings, agreements or commitments between BMO Capital Markets and the Fund or Boralex or any of their respective associates or affiliates with respect to any future business dealings.
None of BMO Capital Markets, the Bank or any of their affiliated entities (as such term is defined for purposes of the Rules):
•	is an associated or affiliated entity or issuer insider (as such terms are defined for purposes of the Rules) of the Fund, Boralex or their respective associates or affiliates;

•	is an advisor to Boralex in connection with the Transaction;

•	is a manager or co-manager of a soliciting dealer group formed in respect of the Transaction (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group);

•	has a financial incentive in respect of the conclusions reached in the Formal Valuation or the outcome of the Transaction or has a material financial interest in the completion of the Transaction;

•	has a material financial interest in future business under an agreement, commitment or understanding involving the Fund, Boralex or other respective associates or affiliates;

•	during the 24 months before BMO Capital Markets was first contacted by the Special Committee in respect of the Transaction, had a material involvement in an evaluation, appraisal or review of the financial condition of the Fund or any of its respective affiliated entities, acted as a lead or co-lead underwriter of a distribution of securities of the Fund or Boralex or any of their respective affiliated entities or had a material financial interest in any transaction involving the Fund or Boralex or any of their respective affiliated entities; or

•	is a lead or co-lead lender or manager of a lending syndicate in respect of the Transaction.
BMO Capital Markets is of the view that it is “independent” of all interested parties in the Transaction for the purposes of the Rules.
SCOPE OF REVIEW
In connection with the Updated Formal Valuation, BMO Capital Markets reviewed, considered and relied upon (without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, among other things, the following:
Regarding the Updated Fund Valuation:
•	BMO Capital Markets held a due diligence session with Boralex Power Inc. (the “Manager”) and the Trustees at which it was confirmed that no material changes in the Fund’s operations, or financial condition relevant to the Updated Fund Valuation had occurred during the period between May 3, 2010 and July 14, 2010;

•	annual reports, annual information forms, and audited consolidated financial statements of the Fund, for the three years ended and as at December 31, 2007, December 31, 2008, December 31, 2009 and unaudited consolidated financial statements of the Fund for the quarter ended March 31, 2010;

•	management’s discussion and analysis of the financial condition and results of the operations of the Fund, for the three years ended and as at December 31, 2007, December 31, 2008, December 31, 2009 and for the quarter ended March 31, 2010;

•	management’s internal budget, for the year ended December 31, 2010

•	notices of annual meetings of unitholders and management information circulars of the Fund dated March 27, 2008, March 26, 2009 and March 11, 2010;

•	the projected financial information for the Fund for the fiscal years ending December 31, 2010 to December 31, 2035) originally received March 16, 2010 (the “Management Forecast”) prepared by the Fund’s manager, Boralex Power Inc. (the “Manager”); as well as updates to this projected information made through diligence sessions held in person and by telephone with the Manager and Trustees on various dates during March and April 2010 and communicated to the Special Committee;

•	various presentations and studies prepared by the Manager and on behalf of the Manager (by third parties) regarding the operations of the Fund over the past two years;

•	management Agreement between the Fund and Boralex (the “Management Agreement”) dated February 18, 2002 and the amended and restated management agreement dated June 1, 2004;

•	revolver loan agreement dated September 14, 2004;

•	secured note indenture dated February 20, 2002;

•	support Agreement dated May 3, 2010 between the Fund and Boralex;

•	discussions with senior officers of the Manager (the “Management”) with respect to the information referred to above and other issues considered relevant, including the outlook for the Fund;

•	representations contained in letters addressed to BMO Capital Markets dated May 3, 2010 and July 14, 2010, signed by the Chief Executive Officer and Chief Financial Officer of the Manager (the “Manager Certificate”) as to, among other things, the completeness and accuracy of the information and the reasonableness of the assumptions upon which the Fund Valuation is based;

•	representations contained in letters addressed to BMO Capital Markets dated May 3, 2010 and July 14, 2010, signed by two Trustees of the Fund and endorsed by the Board (the “Trustee Certificate”) as to, among other things, the reasonableness of the assumptions upon which the Fund Valuation is based;

•	discussions with members of the Special Committee and legal counsel to the Special Committee;

•	various research publications prepared by equity research analysts and independent market researchers regarding the power generation industry, the Fund, and other selected public companies considered relevant;

•	public information relating to the business, operations, financial performance and unit trading history of the Fund and other selected public companies considered relevant;

•	public information with respect to precedent transactions considered relevant; and

•	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.
Regarding the Updated Debentures’ Valuation:
•	annual reports, annual information forms, and audited consolidated financial statements of Boralex, for the three years ended and as at December 31, 2007, December 31, 2008, December 31, 2009 and unaudited consolidated financial statements of Boralex for the quarter ended March 31, 2010;

•	management’s discussion and analysis of the financial condition and results of the operations of Boralex, for the three years ended and as at December 31, 2007, December 31, 2008, December 31, 2009 and for the quarter ended March 31, 2010;

•	notices of annual meetings of shareholders and management information circulars of Boralex dated March 20, 2008, March 26, 2009 and March 23, 2010;

•	projected financial information for Boralex for the fiscal years ending December 31, 2010 to December 31, 2017) originally received March 19, 2010 (the “Management Forecast”) prepared by management of Boralex as well as updates to this projected information made through diligence sessions held in person and by telephone by BMO Capital Markets with the management of Boralex on various dates during March and April 2010;

•	press releases issued by Boralex dated May 3, 2010 and July 12, 2010, concerning the Transaction;

•	representations contained in representation letters addressed to BMO Capital Markets dated May 3, 2010 and July 14, 2010, signed by the Chief Executive Officer and the Chief Financial Officer of Boralex (the “Boralex Certificate”) as to, among other things, the completeness and accuracy of the information upon which the Updated Debentures’ Valuation is based;

•	discussions with members of management of Boralex and their legal counsel and financial advisor;

•	BMO Capital Markets held a due diligence session with Boralex management and the Trustees at which it was confirmed that no material changes in Boralex’s operations, or financial condition relevant to the Updated Formal Valuation had occurred for the period from May 3, 2010 to July 14, 2010;

•	various research publications prepared by equity research analysts and independent market researchers regarding the power generation industry, Boralex, and other selected public companies considered relevant;

•	public information relating to the business, operations, financial performance and unit trading history of Boralex and other selected public companies considered relevant;

•	public information with respect to precedent financings considered relevant; and

•	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.
In addition to reviewing the above-mentioned items, BMO Capital Markets had several due diligence meetings with the management of Boralex and, to the best of our knowledge, we have not been denied access to any information requested by BMO Capital Markets, by any of the aforementioned parties.
PRIOR VALUATIONS
The Fund and Boralex have each represented to BMO Capital Markets after due enquiry that there have not been any prior valuations (as defined in the Rules) of the Fund or of Boralex or their respective material assets or its securities in the past 24-month period.
ASSUMPTIONS AND LIMITATIONS
In accordance with the Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations including those representations contained in the Trustee Certificate, the Manager Certificate and the Boralex Certificate (Collectively, the “Certificates”) obtained by it from public sources or provided by the Fund or Boralex or any of their subsidiaries or their respective directors, officers, employees, consultants, advisors and representatives including information, data, and other materials filed on SEDAR (collectively, the “Information”). The Updated Formal Valuation is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of its professional judgment, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

BMO Capital Markets has assumed that the forecasts, projections, estimates and budgets of the Fund provided to us and used in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management as to matters covered thereby.
The Chief Executive Officer and Chief Financial Officer of the Manager and Boralex have represented to BMO Capital Markets in the Certificates, among other things, that: (i) the information provided by the Manager and Boralex to BMO Capital Markets for the purpose of preparing the Updated Formal Valuation was, at the date such Information was provided to BMO Capital Markets, and is fairly and reasonably presented and complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information not misleading in light of the circumstances under which such Information was provided; and (ii) since the dates on which such Information was provided to BMO Capital Markets, except as disclosed orally by or in the presence of an officer of the Manager or Boralex at an organized management or diligence meeting or in writing to BMO Capital Markets to the knowledge, information and belief of such officers after due inquiring, there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund or any of its affiliates, as the case may be, and no material change has occurred in such Information or any part thereof that could have or could reasonably be expected to have a material effect on the Updated Formal Valuation. In addition, the Chairman of the Board and the Chairman of the Special Committee have represented to BMO Capital Markets in the Certificates, among other things, that (i) the Board had no knowledge of any facts that could be reasonably expected to affect the Updated Formal Valuation and / or the Updated Opinion; and (ii) the Board had no reason the believe the assumptions used for the preparation of the Management Forecast were not reasonable in the circumstances.
The Updated Formal Valuation is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of July 14, 2010 and the condition and prospects, financial and otherwise, of Boralex, its respective subsidiaries and other material interests as they were reflected in the Information reviewed by BMO Capital Markets. In its analyses and in preparing the Updated Formal Valuation, BMO Capital Markets made numerous judgments with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. All financial figures herein are expressed in Canadian dollars except where otherwise noted. Certain figures have been rounded for presentation purposes.
The Updated Formal Valuation is provided as of July 14, 2010, and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Updated Formal Valuation of which it may become aware after July 14, 2010. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Updated Formal Valuation after such date, BMO Capital Markets reserves the right to change, modify or withdraw the Updated Formal Valuation.

The Updated Formal Valuation has been prepared and provided solely for the use of the Special Committee and for inclusion in the Circulars relating to the Transaction, and may not be used or relied upon by any other person without our express prior written consent. Subject to the terms of the Engagement Agreement, BMO Capital Markets consents to the publication of the Updated Formal Valuation in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the Circulars relating to the Transaction and to the filing thereof, as necessary, by the Fund and Boralex with the securities commissions or similar regulatory authorities in Canada.
We express no opinion herein concerning the future trading prices of the securities of the Fund or Boralex and make no recommendation to holders of the Fund’s Units or Boralex Shares with respect to the Transaction.
BMO Capital Markets has based the Updated Formal Valuation upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Updated Formal Valuation. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
VALUATION OF THE UNITS
Further to the Revised Proposal, BMO Capital Markets held discussions with the Manager as well as the Trustees to discuss any potential changes to the projected financial information for the Fund since May 3, 2010; the Manager and the Trustees represented that there have been no material changes. In addition, BMO Capital Markets considered the securities markets, economic, financial and general business conditions and the condition and prospects, financial and otherwise, of the Fund prevailing as of July 14, 2010 and determined that there were no material changes since May 3, 2010. Based upon the foregoing, BMO Capital Markets is of the opinion that the fair market value of the Units as of July 14, 2010 is in the range of $4.50 to $5.05 per Unit. For a detailed analysis to support the fair market value range of the Units, please refer to the Fund Valuation as prepared by BMO Capital Markets dated May 3, 2010.
DEFINITION OF FAIR MARKET VALUE
For the purposes of the Updated Formal Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

APPROACH TO VALUE
The Updated Formal Valuation is based upon techniques and assumptions that BMO Capital Markets considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of the fair market value of the Revised Consideration.
VALUATION OF THE REVISED CONSIDERATION
OVERVIEW OF BORALEX INC.
Boralex is a major independent electricity generator engaged in the development and operation of power stations that produce renewable energy. Boralex operates 29 power stations with a total installed capacity of 417 MW in Canada, northeastern United States and France producing electricity from different fuel sources, including wind, hydro and wood residue. In addition, Boralex has more than 300 MW of power projects under development. The development assets are focused primarily on wind projects and upon completion would increase Boralex’s profile of contracted assets significantly.
For the fiscal year ended December 31, 2009, Boralex reported revenue of $184.8 million, EBITDA of $62.9 million and net earnings of $24.4 million. At December 31, 2009, Boralex reported total assets of $663.8 million, total debt of $230.4 million and cash of $37.8 million.
The following is an overview of Boralex’s assets classified by segment.
Wind Farms:
For the fiscal year ended December 31, 2009, Boralex generated approximately 18.3% of total revenues from wind farms. The segment consists of 14 facilities located in France and Canada which have a total installed capacity of 159 MW for a total 2009 production of 235 GWh.
Hydroelectric Power Segment:
The hydroelectric power segment, which contributed approximately 5.6% of Boralex’s revenue for the year ended December 31, 2009, consists of 8 facilities located in the U.S. and Canada, which have a total installed capacity of 40 MW for a total 2009 production of 145 GWh.
Wood-Residue Power Segment:
The wood-residue power segment, contributed approximately 66.8% of Boralex’s total revenue. Boralex has 6 wood-residue facilities that have a total installed capacity of 204 MW for a total 2009 production of 1,157 GWh. The facilities are all located in the U.S.

Natural Gas Thermal Power Segment:
The natural gas thermal power segment, which contributed approximately 9.3% of the Boralex’s revenue for the year ended December 31, 2009, consists of one power station located in France, which has a total installed capacity of 14 MW and produced approximately 38 GWh of electric power in 2009.
Trading Information:
The following table sets forth, for the periods indicated, the intra-day high and low trading prices quoted and the total volume traded of the Boralex shares on the TSX:

C$ per share except as indicated	High	Low	Volume
2009
January	$9.40	$7.61	267,231
February	$8.39	$7.20	249,147
March	$7.94	$5.00	1,265,986
April	$6.90	$5.41	845,783
May	$7.40	$6.10	1,200,121
June	$8.18	$7.05	777,471
July	$9.50	$7.26	1,074,575
August	$9.30	$8.56	748,970
September	$9.80	$8.75	808,340
October	$10.98	$8.50	1,113,188
November	$9.00	$8.00	1,007,383
December	$9.84	$8.01	2,157,350

2010
January	$10.55	$9.35	1,239,680
February	$10.35	$9.33	652,154
March	$10.72	$9.81	889,677
April	$10.74	$9.02	1,184,252
May	$9.95	$8.11	1,112,028
June	$9.14	$7.70	581,991
July to date	$8.26	$7.78	242,232
Summary Historical Financial Information:
The following table summarizes certain of Boralex’s financial results for the three fiscal years ended and as at December 31, 2009:

	December 31,
C$ millions	2007A	2008A	2009A
SELECT INCOME STATEMENT ITEMS

Revenue
Wind Power	$27.7	$30.5	$33.9
Hydroelectric	9.1	11.8	10.3
Wood-Residue	111.9	135.9	123.4
Natural Gas	14.6	19.1	17.2
Total	$163.3	$197.2	$184.8

Consolidated EBITDA (1)
EBITDA	$61.3	$68.9	$62.9
Margin	37.5%	34.9%	34.1%

SELECT CASH FLOW ITEMS

Capital Expenditures
Wind Power	$16.6	$31.5	$76.8
Hydroelectric	1.2	0.1	1.2
Wood-Residue	4.2	8.5	4.9
Natural Gas	—	0.1	—
Corporate	0.4	4.4	1.7
Total	$22.4	$44.6	$84.5

SELECT BALANCE SHEET ITEMS

Cash	$79.2	$69.2	$37.8
Net Working Capital (2)	29.4	30.4	22.1
Total Assets	514.7	623.0	663.8

Total Debt	$175.5	$187.4	$242.7
Shareholders’ Equity	284.8	362.7	340.0

1.	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. It is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

2.	Net working capital calculated as the sum of accounts receivable, future income taxes, inventories and prepaid expenses less the sum of accounts payable, accrued liabilities, other liabilities and income taxes payable.
VALUATION OF THE DEBENTURES
Description of the Debentures:
Pursuant to the Transaction, the Unitholders will receive consideration in the form of Debentures. The Rules require the preparation of a valuation for any non-cash consideration being offered in transactions subject to the Rules. Consequently, BMO Capital Markets has prepared the Updated Debentures’ Valuation.

The terms and conditions of the Revised Consideration are as follows:

Terms of the Debentures reflected in the Revised Consideration
Seniority	Unsecured Subordinated
Maturity	7 years
Coupon	6.75% payable semi-annually
Conversion Price	$12.50
Conversion Privilege	No restriction during term
Call Provisions	Not callable for 3 years; callable in year 4 and year 5 if Boralex share price is 125% of strike price; callable at par thereafter
Valuation Approach:
BMO Capital Markets used an intrinsic bond valuation model in valuing the Revised Consideration. This methodology values the two components of the Debentures separately (bond and call option). To value the bond component, BMO Capital Markets made appropriate assumptions regarding credit spreads and interest rates. The option value was calculated with inputs including the estimate of potential share prices and volatility for the shares of Boralex Inc. over the life of the Debentures.
Credit Spreads:
In selecting the appropriate credit spread for valuing the Revised Consideration, BMO Capital Markets considered:
•	yield to maturity on comparable convertible and non-convertible debt issues of similar coupon and maturity by issuers in the power sector as well as other sectors (see below);

•	credit risk profiles of Boralex based on rating guidelines generally used by credit rating agencies;

•	the structure and other characteristics of the Revised Consideration; and,

•	general, current market conditions for convertible debenture issuances in Canada
The following table summarizes the terms of comparable convertible debentures completed by issuers in the power sector. In addition, BMO Capital Markets considered convertible debentures issues completed by companies in other sectors that had comparable conversion premiums to the Revised Consideration.

Precedent Unsecured Subordinated Convertible Debentures

		Term to				Current	Implied
	Size	Maturity		Conversion Premium		Dividend	Spread	Current
Issuer	(C$MM)	(Years)	Coupon	At Issue	Current	Yield	(bps)	YTM
Energy Infrastructure Income Funds

Atlantic Power Corp	86	7	6.25%	24.5%	2.4%	9.0%	475	5.52%
Innergex Renewable Energy Inc	81	7	5.75%	34.8%	23.3%	6.9%	400	5.72%
Algonquin Power & Utilities Corp	60	7	6.35%	n/a	44.6%	5.8%	650	6.04%

Average	76	7	6.12%	29.7%	23.4%	7.2%	508	5.76%

Others (Low Dividend Yield, High Premium)

Advantage Oil & Gas Ltd	86	5	5.00%	35.0%	30.5%	0.0%	400	4.03%
Aecon Group Inc	173	4	7.00%	70.0%	71.6%	1.8%	450	5.65%
FirstService Corp	77	5	6.50%	41.0%	25.1%	0.0%	825	5.73%
Progress Energy Resources Corp	200	5	5.25%	30.0%	40.0%	3.1%	525	4.86%

Average	134	5	5.94%	44.0%	41.8%	1.2%	550	5.06%

Considering the aforementioned factors, BMO Capital Markets selected a range of credit spreads from 465 bps to 515 bps as being appropriate for the Updated Debentures’ Valuation.
Risk-free Rate:
BMO Capital Markets selected an interpolated Government of Canada bond rate of approximately 2.94% in line with the term to maturity of the Debentures as the risk free rate for the Updated Debentures’ Valuation.
Dividend Rate:
Boralex does not currently pay dividends to its common shareholders and expects to maintain this policy after the Transaction.
Volatility:
To select the appropriate volatility assumption, BMO Capital Markets reviewed the historic volatility of comparable Canadian and U.S. issuers in the power generation sector and relied on professional judgement to select a range that was viewed as being reasonable for the level of volatility that may result, over the long run for the shares of Boralex after completion of the Transaction. The review included assessing the dividend policy of the issuers and the impact of the policy on the volatility of the stock.

After consideration of the aforementioned factors, BMO Capital Markets selected a range of 25.0% as the midpoint of a 5% range as the appropriate volatility for the Boralex common shares as an assumption to value the Debentures. The following table illustrates the sensitivity of the Debentures to changes in assumptions related to credit spreads and / or volatility.

	Impact on Price of Convertible Debentures
	(per $100 principal amount)
		Credit Spread (bps)
		465.0	490.0	515.0

	22.5%	$104.7	$103.8	$102.9
Volatility	25.0%	$105.8	$104.9	$104.0
	27.5%	$106.9	$106.0	$105.1
Share Price:
The share price of Boralex is another key input that forms the basis of the Updated Debentures’ Valuation. In the context of the Transaction, BMO Capital Markets is of the view that a “Settled Trading Value” analysis of the Boralex common shares would be most relevant to the analysis of the option value embedded in the Debentures. To assess the potential settled trading value range of the Boralex shares BMO Capital Markets considered the impact of the Transaction on the share price of Boralex and reviewed the trading value range of the Boralex shares since the announcement of the Transaction on May 3, 2010 and the announcement of Boralex’s Revised Proposal on July 12, 2010.
The Transaction is expected to change the operating profile of Boralex along several metrics. Among other factors, BMO Capital Markets considered the following benefits of the Transaction to the Boralex share price:
1.	increased cash flow per share;

2.	potential tax synergies;

3.	increased stability of cash flow resulting from the addition of high quality contracted hydro assets to help fund Boralex’s robust pipeline of development assets;

4.	increased asset diversification measured by geographic diversity, increased number of contractual counterparties, and changes in the fuel mix of the facilities; and

5.	increased size of Boralex may increase liquidity and access to capital markets;

The potential supply and unresolved operating issues at the Fund’s wood-residue facilities potentially add risk to the asset profile of Boralex; however, the benefits of the Transaction conveyed by the management of Boralex (also in its capacity as the Manager) may outweigh any potential risks of the Transaction.
Based on the strategic and financial benefits associated with the Transaction and the trading value range of the Boralex shares since the announcement of the Transaction on May 3, 2010, BMO Capital Markets is of the view that recent observed trading prices of the Boralex shares may be a reasonable basis for estimating the range of settled trading prices for the shares of Boralex after completion of the Transaction. The table below sets forth the impact of the selected range of settled trading prices for the Boralex common shares on the Updated Debentures’ Valuation.

	Assumed Settled Trading Price ($ per share)
	$7.50	$8.03	$8.50
	(July 13, 2010)

Impact on Price of Convertible Debentures (per $100 principal amount)	$103.0	$104.9	$106.7
VALUATION CONCLUSION
Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of July 14, 2010, the fair market value of the Revised Consideration is in the range of $103 to $107 per $100 principal amount, implying that, based on an offer price of $5.00 per Unit of the Fund, the value of the Revised Consideration ranges between $5.15 to $5.35 per Unit.

FAIRNESS OPINION
In considering the fairness, from a financial point of view, of the Revised Consideration to be received by the Unitholders pursuant to the Transaction, BMO Capital Markets reviewed, considered and relied upon or carried out, among other things, a comparison of the fair value of the Revised Consideration to be received by the Unitholders pursuant to the Transaction to the fair market value range of the Units determined by the Updated Fund Valuation.
Based upon and subject to the foregoing and such other matters as we considered relevant, BMO Capital Markets is of the opinion that, as of the date hereof, the Revised Consideration to be received by the Unitholders (other than Boralex and its affiliates) pursuant to the Transaction is fair, from a financial point of view, to the Unitholders (other than Boralex and its affiliates).
Yours very truly,
BMO Nesbitt Burns Inc.

The Depositary for the Offer is:
Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St. E.
Toronto, Ontario, M5C 3H2
Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com
The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada Inc.
100 University Avenue, 11th Floor, South Tower
Toronto, Ontario, M5J 2Y1
North American Toll Free Number: 1-866-656-4104
Email: askus@georgeson.com
The Dealer Manager for the Offer is:
TD Securities Inc.
66 Wellington Street West, 9th Floor
Toronto, Ontario, M5K 1A2
Canada: 416-308-5605
US: 212-827-7542

This Letter of Acceptance and Transmittal outlines the definitive terms and conditions under which Unitholders (as defined below) deposit their units through the CDS online tendering system (“CDSX”) to Computershare Investor Services Inc. (the “Depositary”) for acceptance of the Offer by 7503679 Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Boralex Inc. (“Boralex”), to purchase all of the issued and outstanding units of Boralex Power Income Fund (the “Fund”) including units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for units (collectively the “Units”), but excluding all of the issued and outstanding Class B limited partnership units together with the special voting units of the Fund associated therewith (collectively the “Class B LP Units”). In order to deposit Units, you must direct your investment dealer, stock broker, bank, trust company or other nominee to accept the Offer in the manner required by your nominee. Unitholders who have transferred their Units to the account of the Depositary (the “Depositary’s Account”) held with CDS are deemed to have completed this Letter of Acceptance and Transmittal which will further be deemed to be completed by CDS on behalf of such Unitholders. The terms, conditions and definitions used in the Offer and Circular of the Offeror dated May 18, 2010, as amended by Notice of Extension dated June 28, 2010, Notice of Extension and Variation dated July 17, 2010 and any other amendments thereto (the “Circular”) are incorporated by reference in this Letter of Acceptance and Transmittal.
LETTER OF ACCEPTANCE AND TRANSMITTAL
in respect of the Offer dated May 18, 2010 of
7503679 CANADA INC.
a wholly-owned subsidiary of
BORALEX INC.
to acquire all of the issued and outstanding Units of
BORALEX POWER INCOME FUND

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 7:00 P.M. (MONTRÉAL TIME)
ON JULY 30, 2010 UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.
By transferring his, her or its Units to the Depositary’s account with CDS through the Unitholder’s nominee or a participant, a holder of Units (“Unitholder”) is deemed to have completed, authorized and executed this Letter of Transmittal and to consent to the matters contained herein.
Capitalized terms used and not defined herein have the meanings given to them in the Circular.

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TO:	7503679 CANADA INC.
AND TO:	BORALEX INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary
The Unitholder whose Units are deposited to the Offer has validly transferred and delivered Units through the CDSX to the Depositary’s Account with CDS (the “Deposited Units”) and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Deposited Units upon the terms and conditions contained in the Offer and this Letter of Acceptance and Transmittal and hereby assigns all right, title and interest therein to the Offeror.
The Unitholder through its investment dealer, stockbroker, bank, trust company or other nominee that is a participant of CDS (a “Participant”) acknowledges receipt of the Offer and the accompanying Circular and represents and warrants that:
1.	the Participant, on behalf of the Unitholder, has full power and authority to deposit, sell, assign and transfer the Deposited Units and any Other Property (as defined below) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Units and any Other Property to any other Person;

2.	the Unitholder depositing the Deposited Units and any Other Property, or on whose behalf such Deposited Units and any Other Property are being deposited, has good title to and is the beneficial owner of the Deposited Units and any Other Property being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others;

3.	the deposit of the Deposited Units and any Other Property complies with Applicable Laws; and

4.	if and when the Deposited Units and any Other Property being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others, together will all rights and benefits arising therefrom.
Upon the terms and conditions contained in the Offer, the Depositing Unitholder irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to the Deposited Units currently held in the CDSX book-entry system maintained by CDS.
IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, subject only to the provisions of the Offer regarding withdrawal, the Unitholder, through its Participant, irrevocably, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Units, including any and all rights and benefits arising from the Deposited Units, including any and all dividends, distributions (other than Permitted Distributions (as defined below), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Units, or any of them, on or after May 18, 2010, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the “Other Property”), effective from 7:00 p.m. (Montréal time) (the “Expiry Time”) on July 30, 2010 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, “Extension, Variation or Change of the Offer” (the “Expiry Date”), unless the Offer is withdrawn by the Offeror. For the purposes of this Letter of Acceptance and Transmittal, “Permitted Distributions” means monthly distributions to Unitholders made in conformity and consistency in all respects with the Fund’s monthly distribution policies in effect as at the date of the Offer and having a record date for determination of Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.03333 per Unit per such distribution per month (but which may be less than such amount).
The Unitholder also agrees, through its Participant, pursuant to the terms of this Letter of Acceptance and Transmittal, that if, on or after the date of the Offer, the Fund should: (a) declare, set aside or pay any cash distribution, dividend or unit distribution or make any other distribution (other than Permitted Distributions) on the Units; or (b) pay, declare, allot, reserve or issue any securities, rights, assets or other interests with respect to any Unit that, in the case of both clause (a) and clause (b), is or are payable or distributable to Unitholders of

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record on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Units deposited under the Offer to a ledger account maintained by a Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividends, distributions (other than Permitted Distributions), payments, units, securities, rights, assets or other interests relating to the Deposited Units deposited under the Offer by CDS and not withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Units, and by depositing Units under the Offer a Unitholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.
Alternatively, if any such dividends, distributions (other than a Permitted Distribution), payments, units, securities, rights, assets or other interests are delivered or paid to any Unitholder, then, if the Offeror takes up and pays for such Unitholder’s Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividends, distributions (other than a Permitted Distribution), payments, units, securities, rights, assets or other interests from the price payable to such Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Unitholder.
The Unitholder, through its Participant, irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Unitholder, with respect to the Deposited Units and not at such time validly withdrawn, and any Other Property, effective from and after the Expiry Time on the Expiry Date, with full power of substitution, in the name of and on behalf of CDS and the Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest) to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, Special Resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Trust Agreement:
(a)	amending Section 6.29 of the Trust Agreement to provide, among other things, that a Compulsory Acquisition can be effected subsequent to a take-over bid for all outstanding Units (not including Units issuable upon conversion, exercise or exchange of exchangeable securities of the Fund) in jurisdictions in which such take-over bid as solicitation is lawful and that a Subsequent Acquisition Transaction may be effected if the Offeror (including its affiliates and associates), after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

(b)	amending Section 6.29 of the Trust Agreement to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer;

(c)	approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Trust Agreement as amended in accordance with the foregoing;

(d)	amending the Trust Agreement to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Trust Agreement in connection therewith;

4

(e)	directing the Board of Trustees and the directors and/or officers of its subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

(f)	authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these Special Resolutions.
The Unitholder, through its Participant, irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Unitholder, with respect to the Deposited Units (and any Other Property) deposited herewith and taken up by the Offeror (the “Purchased Securities”), effective from and after the time that such Purchased Securities are taken-up by the Offeror, with full power of substitution, in the name of and on behalf of CDS and the Unitholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):
(a)	to register or record the transfer and/or cancellation of such Purchased Securities (and any Other Property) on the appropriate registers (as applicable) maintained by or on behalf of the Fund;

(b)	to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property); to revoke any such instruments of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror; to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any Person or Persons as the proxy of CDS, on behalf of the Unitholders in respect of the Purchased Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the Special Resolutions; and, for greater certainty, in connection with amending the Trust Agreement or any other agreement to facilitate any Pre-Acquisition Reorganization (as defined and contemplated in the Support Agreement);

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the Unitholders any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the Unitholders and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the Unitholders in respect of such Other Property for all purposes; and

(d)	to exercise any other rights of a holder of Purchased Securities (and any Other Property).
The power of attorney granted to the Offeror in this Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Special Resolutions may only be used and relied upon if the Offeror intends to proceed with the take-up of and payment for the Deposited Units.
The Unitholder, through its Participant, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred at any time with respect to the Deposited Units (and Other Property) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Units (and Other Property) unless the Deposited Units are not taken up and paid for by the Offeror or are validly withdrawn.

5

The Unitholder, through its Participant, also agrees, effective on and after the Expiry Time on the Expiry Date, not (without the Offeror’s prior express written consent) to vote any of the Purchased Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Unitholders, and not (without the Offeror’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Securities (and any Other Property) and to appoint in any such instruments of proxy, requisitions, authorizations, resolutions, consents or directions the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Securities (and any Other Property) and acknowledges that, upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities (and any Other Property) with respect thereto shall be revoked, and (without the Offeror’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.
The Unitholder, through its Participant, covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units (and any Other Property) to the Offeror.
Each authority conferred or agreed to be conferred by the Unitholder, through its Participant, in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the Unitholder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Unitholder, and that all obligations of CDS and of the beneficial owners of the Deposited Units herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the Unitholder.
Except as stated in the Offer, the deposit of Units (and any Other Property) pursuant to this Letter of Acceptance and Transmittal is irrevocable. The deposit of Units (and any Other Property) pursuant to the procedures in this Letter of Acceptance and Transmittal and the Offer shall constitute a binding agreement between CDS, on behalf of Unitholders and the Offeror in accordance with the terms and conditions of the Offer.
The Unitholder, through its Participant, agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Units (and any Other Property) and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (i) the Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction; (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Units (and any Other Property) and any accompanying documents; (iii) there shall be no duty or obligation on the Offeror or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defect or irregularity in any deposit of Units and no liability shall be incurred by any of them for failure to give such notice; and (iv) the Offeror’s interpretation of the terms and conditions of the Offer, the Circular and of this Letter of Acceptance and Transmittal shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in this Letter of Acceptance and Transmittal.

CDS & Co.

Signature of Authorized Representative

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification.
          Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.
          A resolution of the Board of Directors, adopted February 28, 2006, provides that, subject to the limitations of laws governing the Registrant (which are summarized in the foregoing paragraph) but without limit to the right of the Registrant to indemnify any person, the Registrant shall indemnify the aforementioned individuals against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such individuals in respect of any civil, criminal, administrative, investigative or other proceeding in which such individuals are involved because of that association with the Registrant or other entity.
          The Registrant has purchased liability insurance to cover its directors and officers against various claims that could arise in the course of their mandate. The policy provides coverage in respect of liability claims or the reimbursement of amounts already paid in that respect. The policy includes a deductible for each claim made against the Registrant.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exhibits
          The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

2.1	Support Agreement between the Registrant and Boralex Power Income Fund and Boralex Power Inc., dated May 3, 2010*

2.2	Voting Agreement between Boralex Power Income Fund and Cascades Inc., dated May 3, 2010*

2.3	Voting Agreement between Boralex Power Income Fund and Mr. Edward J. Kernaghan, dated May 3, 2010*

4.1	Consent of Fraser Milner Casgrain LLP*

4.2	Consent of K&L Gates LLP*

4.3	Consent of PricewaterhouseCoopers LLP*

II-1

Exhibit No.	Description

4.4	Consent of BMO Nesbitt Burns Inc.*

5.1	Powers of Attorney of certain officers and directors (included on the signature page)*

6.1	Form of Trust Indenture by and between Boralex Inc. and Computershare Trust Company of Canada*

*	Previously filed with the Registrant’s Form F-8 (Commission File No. 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.
          The Support Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about the Registrant, the Fund or Boralex Power Inc. (“Power”). Such information can be found elsewhere in this Registration Statement and in the other public filings that that the Registrant and the Fund make with securities commissions or similar authorities in Canada, which are available without charge at www.sedar.com.
          The representations and warranties included in the Support Agreement were made by each of the Registrant, the Fund and Power to each other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that may be different from that generally applicable under securities laws. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between the Registrant, the Fund and Power, rather than to establish matters as facts. The Support Agreement is described in this Registration Statement and attached as Exhibit 2.1 hereto only to provide information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, the Fund, Power or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Support Agreement as characterizations of the actual state of facts about the Registrant, the Fund or Power, and you should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into the Offer to Purchase and Circular for information regarding the Registrant, the Fund and Power and their respective businesses. See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010. Also, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Support Agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the Registrant, the Fund and Power prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
(a)	The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in such securities.

(b)	The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.
Item 2. Consent to Service of Process.
(a)	On May 20, 2010, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	On May 20, 2010, Computershare Trust Company of Canada, the debenture trustee with respect to the registered securities, filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(c)	Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES
          Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada on July 17, 2010.

BORALEX INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Vice-President, Legal Affairs and Corporate Secretary

          Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on July 17, 2010.

Signature	Title

/s/ Patrick Lemaire Patrick Lemaire	President, Chief Executive Officer and Director

* Jean-François Thibodeau	Vice-President and Chief Financial Officer

* Bernard Lemaire	Director

* Germain Benoit	Director

* Allan Hogg	Director

* Edward H. Kernaghan	Director

* Richard Lemaire	Director

* Yves Rheault	Director

* Michelle Samson-Doel	Director

* Gilles Shooner	Director

*	Pursuant to the Powers of Attorney on the signature page of the Registrant’s Form F-8 filed with the U.S. Securities and Exchange Commission on May 20, 2010, Patrick Lemaire, as attorney-in-fact, does hereby sign this Amendment No. 2 to the Registration Statement on behalf of each such director, in each case in the capacity of director, and on behalf of Jean-François Thibodeau, in the capacity of Vice-President and Chief Financial Officer.

By:	/s/ Patrick Lemaire
	Name:	Patrick Lemaire
	Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
          Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Montréal, Province of Québec, Country of Canada on July 17, 2010.

BORALEX US HOLDINGS INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Secretary